EXHIBIT 18

TRANSACTIONS

Except as previously disclosed in the Schedule 13D, as amended, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 20, 2018. Except as otherwise noted below, all such transactions were purchases of securities effected in the open market, are reported at the daily weighted average purchase price, and the table includes commissions paid in per share prices.

NAME OF REPORTING PERSON	DATE OF TRANSACTION	AMOUNT OF SECURITIES		PRICE PER SHARE
High River Limited Partnership	06/19/2018	200,000.00	(1)	$63.72	(2)
Icahn Partners LP	06/19/2018	474,251.00	(1)	$63.72	(2)
Icahn Partners Master Fund LP	06/19/2018	325,749.00	(1)	$63.72	(2)

(1)	Represents Shares acquired pursuant to a forward contract. On June 19, 2018, the Icahn Persons exercised all forward contracts held by the Icahn Persons as of that date for an aggregate of 1,000,000 Shares.
(2)	Represents a forward price of $57.00 per Share, plus the amount per Share the Icahn Person paid the counterparty to the forward contract upon entering into such forward contract. In addition, the Icahn Person paid a financing charge to the counterparty to such forward contract.